Mail Stop 20549-3561

June 2, 2010

Randy White, Principal Executive Officer
Modern Renewable Technologies, Inc. (formerly Vault Technology, Inc.)
13520 Oriental Street
Rockville, MD 20853

**RE: Modern Renewable Technologies, Inc. (formerly Vault Technology, Inc.)
Form 10-K for Fiscal Year Ended August 31, 2009**

Dear Mr. White:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services